UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For April 2009

Commission File No. 000-53222

China Cablecom Holdings, Ltd.

1 Grand Gateway
1 Hongqian Road
Shanghai, 200030
People’s Republic of China
(86) 21 6207-9731

(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES.)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐     No ☐
If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

Triggering Events that Accelerate or Increase a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement

On April 22, 2009, China Cablecom Holdings, Ltd. (the “Company”) that it received from one of the lenders to its subsidiary China Cablecom Limited (the “Borrower”) a notice of default as a result of the Borrower's failure to make its scheduled April 9, 2009 principle and interest payment of approximately $2.2 million. Accordingly, the lender gave notice that the April 2009 principle and interest payment and all other obligations under the promissory note held by such lender were immediately due and payable together with related penalties.  Although all promissory notes issued in connection with the bridge financing that preceded China Cablecom’s merger with Jaguar Acquisition Corporation contain similar principal and interest obligations aggregating to approximately $11.0 million (including the approximate $2.2 million owed to the lender mentioned above), the Company is in the process of discussing and obtaining tolling agreements from the other holders of such promissory notes while it negotiates with its joint venture partners in the PRC regarding the Company’s financial obligations, difficulties experienced in accessing the capital markets and the effects of the global financial crisis.

Exhibit Index

Exhibit No.	Description
99.1	Press Release dated April 27, 2009.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Cablecom Holdings, Ltd.

By:	/s/ Clive Ng
Name: Clive Ng
Title: Executive Chairman

Dated: April 27, 2009